Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR OTHERJURISDICTION OF INCORPORATION
DLLNI Limited	United Kingdom
DTS, Inc.	Delaware
DTS International Services GmbH	Germany
DTS Licensing Limited	Ireland
iBiquityDigital Corporation	Delaware
Rovi Product Corporation	Delaware
TiVo Platform Technologies LLC	Delaware
TiVo Poland Sp. z o.o.	Poland
TiVo Tech Private Limited	India
Veveo LLC	Delaware
Vewd Software Holdings Limited	United Kingdom
Vewd Software Sweden AB	Sweden
Xperi Product SpinCo Corporation	Delaware
Xperi SPV LLC	Delaware

The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.